

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Anthony Schoen
Chief Financial Officer
First Savings Financial Group, Inc.
702 North Shore Drive
Suite 300
Jeffersonville, Indiana 47130

      Re: First Savings Financial Group, Inc.
            Form 10-K
            Filed December 17, 2020
            File No. 001-34155

Dear Mr. Schoen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance